Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Howard Mulligan Attorney at Law hmulligan@mwe.com 212.547.5885

March 15, 2006

Ms. Sara D. Kalin

Branch Chief-Legal

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CIT Funding Company LLC (the “Company”)

Post-Effective Amendment No. 1 to Form S-3 Registration Statement No.: 333-122288

Dear Ms. Kalin:

In connection with the above matter, enclosed is a copy of a post-effective amended registration statement (“Registration Statement”) that was filed today, March 15, 2006, on behalf of the above referenced registrant.

This is the same Registration Statement that was filed on March 3, 2006.

We appreciate the consideration your branch has shown in reviewing the Company’s submission.

Please do not hesitate to contact me at 212.547.5885 if you or any other member of the Staff has any questions.

Very truly yours,

/s/ Howard Mulligan

Howard Mulligan

HM/ecn

Enclosure

cc:	U.S. Securities and Exchange Commission
Ms. Messeret Nega

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich	Howard Mulligan
New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Attorney at Law
hmulligan@mwe.com
212.547.5885

March 3, 2006

Ms. Sara D. Kalin
Branch Chief-Legal
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CIT Funding Company LLC (the “Company”)
Amendment No. 5 to Form S-3 Registration Statement No.: 333-53688

Dear Ms. Kalin:

In connection with the above matter, enclosed is a copy of an amended registration statement (“Registration Statement”) that was filed today, March 3, 2006, on behalf of the above referenced registrant. The purpose of the filing of the amended registration statement is to respond to your comments on the prior amendment.

In compliance with 17 CFR § 230.472, et seq., we have also enclosed, in a separate envelope, eleven (11) copies of the Registration Statement, five of which are marked to reflect changes from Amendment No. 4 filed on February 24, 2006 under Registration No.: 333-53688.

Response to Comments

On behalf of the Company, set forth below are responses to your comment letter dated March 1, 2006 (the “Comment Letter”) with respect to the Registration Statement. All references in the Company’s response to pages and captioned sections are to the blacklined version of the Registration Statement as submitted today. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

For your convenience, we have included herein the comments of the staff in italic type and the responses thereto in ordinary type. The Company responds to the Comment Letter as follows:

Registration Statement on Form S-3

General

1.

We reissue comment 1 of our letter dated February 21, 2006 in part. Please further revise the disclosure regarding the revolving period to provide the percentage of the asset pool and any class or series of the asset-backed securities represented by the assets to be acquired during the revolving period. See subparagraph 5(iv) of Item 1103(a) of Regulation AB.

Ms. Sara D. Kalin
March 3, 2006

Response: The Company has further revised the Registration Statement on page S-14 and page S-62 of the Prospectus Supplement to provide that:

The percentage of the asset pool and any class or series of the asset-backed securities represented by the assets to be acquired during the revolving period amounts to [_________]%.

Prospectus Supplement

The Issuing Entity, page S-28

2.

While we note the revision you have made in response to comment 5 of our letter dated February 21, 2006, your disclosure in the third paragraph of this section still indicates that the assets of one issuing entity will not be available to make payments on the securities issued by another issuing entity “except to the extent that certain contracts of an issuing entity are cross-collateralized through a contractual interest in equipment relating to contracts of another issuing entity.” Please revise to remove this language from your filing or advise.

Response: The Company has removed this language from page S-27 of the Prospectus Supplement.

At your request, on the date hereof, the Company has filed this comment response letter and the prior comment response letters with respect to the Registration Statement to the Commission dated February 24, 2006 and February 10, 2006, respectively, as well as the cover letter with respect to the initial filing of the Registration Statement dated December 21, 2005.

As requested by the Staff, on behalf of the Company, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Sara D. Kalin
March 3, 2006

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We appreciate the consideration your branch has shown in reviewing the Company’s submission. Please do not hesitate to contact me at 212.547.5885 if you or any other member of the Staff has any questions.

Very truly yours,

/s/ HOWARD MULLIGAN

Howard Mulligan

HM/lw

Attachment

cc:	U.S. Securities and Exchange Commission
Ms. Messeret Nega

CIT Group Inc.
Mr. Usama Ashraf
Robert Ingato, Esq.
Eric Mandelbaum, Esq.
John Sirico, Esq.
Mr. Glenn A. Votek

McDermott Will & Emery LLP
Peter Humphreys, Esq.